[LATHAM & WATKINS LETTERHEAD]

October 21, 2005

VIA EDGAR and FEDEX

Mr. Tim Buchmiller

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Spansion Inc.
Amendment No. 4 to Registration Statement on Form S-1
File Number: 333-124041

Dear Mr. Buchmiller:

On behalf of Spansion Inc. (the “Company”), we are hereby filing Amendment No. 4 (“Amendment No. 4”) to the Company’s above-referenced Registration Statement on Form S-1, which was initially filed with the Securities and Exchange Commission on April 13, 2005, and amended by Amendment No. 1 (“Amendment No. 1”) on June 13, 2005, Amendment No. 2 (“Amendment No. 2”) on August 11, 2005 and Amendment No. 3 (“Amendment No. 3”) on September 19, 2005 (as amended, the “Registration Statement”). For your convenience we have enclosed a courtesy package which includes five copies of Amendment No. 4, three of which have been marked to show changes from Amendment No. 3.

Amendment No. 4 has been revised to reflect the Company’s responses to the comments received by facsimile on September 23, 2005 from the staff of the Securities and Exchange Commission (the “Staff”), as well as a response to a comment received on May 11, 2005 from the Staff and for which the Company, in our letters dated June 13, 2005, August 11, 2005 and September 19, 2005, stated that it would respond in future amendments. For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. In addition, where practicable, revisions to the disclosure are set forth below as underlined additions to the boxed disclosure that was included in the Registration Statement.

Comments dated May 11, 2005

2.

We note that significant sections of your prospectus provide disclosures regarding Spansion LLC but do not yet provide the required disclosures for the registrant (e.g., your “Management” section). Please provide the required disclosures for Spansion Inc. in your next amendment. In addition, please fill in the numerous blanks throughout the filing and file the remaining exhibits to your registration statement. Please note that we may have additional comments after your filing contains more complete information and the remaining exhibits to your registration statement have been filed.

Response: In response to the Staff’s comment, the Company has provided as much of the requested information as is available at this time, and will provide the remaining information in a future amendment. The Company has filed the following agreements and forms of agreements as exhibits to Amendment No. 4:

Exhibit No.	Description

3.2	Form of Certificate of Incorporation of Spansion Inc.

3.3	Form of Bylaws of Spansion Inc.

10.3	Form of Indemnification Agreement with Directors

10.4	Form of Stockholders Agreement of Spansion Inc.

10.5	Form of Amended and Restated Distribution Agreement between Spansion Inc. and Fujitsu Limited

10.38	Amendment to Revolving Line Agreement (A), dated September 7, 2005, among Spansion Japan Limited, Mizuho Corporate Bank, Ltd. and the banks party thereto.

10.39	Amendment to Revolving Line Agreement (B), dated September 7, 2005, among Spansion Japan Limited, Mizuho Corporate Bank, Ltd. and the banks party thereto.

10.40	Amendment to Accounts Receivables Trust Agreement, dated July 29, 2005, between Spansion Japan Limited and Mizuho Trust and Banking Co., Ltd.

10.41	Credit Agreement, dated September 19, 2005, among Spansion LLC, Bank of America, N.A., and the lenders party thereto.

10.42	Security Agreement, dated September 19, 2005, between Spansion LLC, as Grantor, and Bank of America, N.A., as Agent.

10.43	Stock Pledge, dated September 19, 2005, between Spansion LLC, as Pledgor, and Bank of America, N.A., as Agent.

10.44	Deed of Trust, Security Agreement, Assignment of Rents and Financing Statement, dated as of September 13, 2005, effective as of September 19, 2005, by Spansion LLC in favor of Bank of America, N.A.

10.45	Uncommitted Revolving Credit Facility Agreement, dated as of September 20, 2005, between Spansion Japan Limited and UFJ Bank Limited.

10.46	Form of Change of Control Severance Agreement between Spansion LLC and Spansion executive officers.

10.47	Amendment, dated as of September 30, 2005, to Promissory Note dated June 30, 2003, in favor of Advanced Micro Devices, Inc. for principal amount of $120,000,000.

10.48	Amendment, dated as of September 30, 2005, to Promissory Note dated June 30, 2003, in favor of Advanced Micro Devices, Inc. for principal amount of $261,957,114.

10.49	Amendment, dated as of September 30, 2005, to Promissory Note dated June 30, 2003, in favor of Fujitsu Limited for principal amount of $40,000,000.

10.51	Spansion LLC Employment Offer Letter to Richard Previte, dated as of January 3, 2005.

10.52	Spansion LLC Employment Offer Letter to Bertrand Cambou, dated as of April 6, 2005.

10.53	Spansion LLC Employment Offer Letter to Tom Eby, dated as of September 15, 2005.

10.54	Spansion LLC Employment Offer Letter to Robert C. Melendres, dated as of December 17, 2004.

The Company intends to file the following agreements as exhibits to a future amendment to the Registration Statement:

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Exhibit No.	Description

10.1	Form of Employee Stock Purchase Plan.

10.2	Form of Equity Incentive Plan.

10.36	Form of Executive Investment Account Plan.

10.50	Loan Agreement between Spansion (China) Co., Ltd. And Gusu Sub-branch, Agricultural Bank of China

Comments dated August 26, 2005

1.	We note your response to comment 5 in your letter dated August 11, 2005 that you will update your market share information in a future amendment after iSuppli updates its data for the first half of 2005. At such time, please provide us with a copy of the updated industry report and clearly mark the relevant sections that support the data you have included in your prospectus and the page number of your prospectus where such data has been used; also tell us whether iSuppli has consented to your use of its name and data and whether any portion of such report was commissioned by you or prepared specifically for your use.

Response: In response to the Staff’s comment, the Company has updated its market data and for the first half of 2005 and with more recent projections published by iSuppli. In addition, we have provided in the enclosed binder copies of the following industry reports cited in the Registration Statement:

•	iSuppli Flash Memory Market Share H1 2005;
•	iSuppli NOR/SRAM/MCP Market Tracker Q3 2005; and
•	iSuppli Data Flash market Tracker Q3 2005

We have highlighted and flagged, where appropriate, the relevant sections that support the data included in the Registration Statement and provided the page numbers where such data has been used (see enclosed Exhibit Index).

The Company advises the Staff that iSuppli has consented to the use of its name and data in the Registration Statement and that no portion of such report was commissioned by the Company or prepared specifically for the Company’s use.

Comments dated September 23, 2005

Graphics

1.	If you elect to highlight your revenue in the graphics, you should provide equally prominent disclosure of recent losses.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the artwork to delete the reference to the Company’s revenues. The Company has supplementally provided to the Staff a copy of the revised artwork that it intends to include in the prospectus.

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2.	Please provide us objective support for your statement that your customers include all of the top customers in the industries you cite.

Response: In response to the Staff’s comment, the Company refers the Staff to the Company’s response to Comment No. 8 in our letter dated June 13, 2005, as well as Exhibits 9, 10 and 11 in the binder of industry reports submitted therewith. In that response, the Company provided objective support for its disclosure that its products are sold to seven of the top ten mobile phone OEMs, all of the top ten consumer electronic OEMs, and nine of the top ten automotive electronics OEMs. The Company advises the Staff that its has revised its disclosure in Amendment No. 4 and advises the Staff that its products are now integrated into products from all of the top ten mobile phone OEMs as described in Exhibit 9 of its prior submission. In addition, the Company has disclosed in Amendment No. 4 and advises the Staff that its products are now integrated into products from all of the top ten automotive electronics OEMs as described in Exhibit 11 of its prior submission.

3.	Please avoid jargon like “pure-play” and “solutions.” If you intend to say that you make semiconductors, say so directly rather than referring to “solutions.”

Response: In response to the Staff’s comment, the Company has revised the disclosure in the artwork as requested. The Company has supplementally provided to the Staff a copy of the revised artwork that it intends to include in the prospectus.

4.	If you elect to focus on your size here and in your summary, you should provide an equally prominent explanation that other market participants are larger but are excluded from the group of participants to which you are comparing yourself.

Response: In response to the Staff’s comment, the Company has revised the reference to size in the artwork to refer to Spansion as “one of the largest Flash memory providers.” In addition, the Company has revised its disclosure throughout Amendment No. 4 to clarify that, when referring to size, that there are other competitors that are bigger than the Company. Specifically, the Company has revised the disclosure in the overview and throughout Amendment No. 4 as follows:

We are one of the largest Flash memory providers and the largest company in the world dedicated exclusively to developing, designing and manufacturing Flash memory, a critical semiconductor component of nearly every electronic product and one of the fastest growing segments of the semiconductor industry.

Summary - Our Company, page 1

5.	Please tell us how you have ensured that you have identified all material competitors in your markets and ensured that your disclosed market data includes those competitors.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that, based on its experience and its internal market research, the Company has a thorough understanding of its competition and has identified all of its material competitors in its markets. The Company has not included companies such as SanDisk Corporation, Lexar Media, Inc. and M-Systems Inc. in its description of its competition because these companies do not commercially produce and sell standalone Flash memory semiconductor devices, but instead are

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producers of consumer products that incorporate Flash memory from Flash memory suppliers in their end products.

The Company respectfully advises the Staff, as disclosed in the Company’s response to Comment No. 9 in our letter dated August 11, 2005, that it sourced its market data from industry analysts that are generally recognized as experts in this field: iSuppli, Gartner and Web-Feet Research. These industry analysts are recognized as experts because of the accuracy and completeness of their market data. The Company reviewed the market data disclosed in the Registration Statement and respectfully advises the Staff that there are no material competitors of the Company whose data are not included in the market data cited in the Registration Statement.

6.	Please balance your disclosure regarding your market share with any decline in relative market position during the periods presented.

Response: In response to the Staff’s comment, the Company has revised the referenced disclosure throughout Amendment No. 4 to explain that, as compared to fiscal year 2004 when the Company was the largest NOR Flash memory supplier, in the first half of fiscal 2005 the Company was the second largest NOR Flash memory supplier.

Summary—Concurrent Debt Offering, page 4

7.	Please expand your response to comment 12 in our letter dated June 27, 2005 to (1) specify how you offering will be consistent with the letters you cite, and (2) clarify how you will provide all required disclosure about the unregistered offering in your S-1 prospectus while complying with the requirements of Section 5 of the Securities Act as it applies to your unregistered offering.

Response: In response to the Staff’s comment, the Company advises the Staff that the Company intends to conduct the concurrent notes private placement in a manner consistent with and in reliance on the position of the Staff with respect to integration of public and private offerings expressed in the Black Box Incorporated (available June 26, 1990) and Squadron, Ellenoff, Pleasant & Lehrer (available February 28, 1992) no-action letters. These letters provide that a private placement to qualified institutional buyers (“QIBs”) may be done concurrently with a registered offering (even of the same class of security) so long as the registered offering does not create a general solicitation for the private placement. The private placement will be limited to QIBs and non-U.S. persons, pursuant to the Commission’s view that a Regulation S offering will not be integrated with a registered offering expressed in SEC Release No. 33-6863, Offshore Offers and Sales, dated April 24, 1990. In addition, steps will be taken to ensure that the public offering is not used as a general solicitation for the private placement. Specifically:

(i)	any invitation telexes or similar syndicate materials used in connection with the offerings of common stock and mandatory convertible preferred stock will exclude information relating to the notes;

(ii)	the initial purchasers of the notes will conduct internal sales force presentations for the notes that are separate from those conducted by the underwriters for the common stock and mandatory convertible preferred stock;

(iii)	separate salespersons for the (A) common stock and mandatory convertible preferred stock offerings and (B) notes private placement will contact accounts, and if an initial purchaser decides to offer the notes to an account to which an underwriter offers common stock and/or mandatory convertible preferred stock, two separate calls will be made to such account and, if possible, to different persons at such account;

(iv)	the underwriters and the initial purchasers will conduct separate “roadshow” presentations for the (A) common stock and mandatory convertible preferred stock offerings and (B) notes private placement, and any “one-on-one” meetings with any account which may invest in both equity and debt securities will be conducted by separate salespersons and, if possible, with different persons at such account; and

(v)	the initial purchasers of the notes will prepare and retain a detailed record of the recipients of the notes offering memorandum (such recipients shall include only QIBs and non-U.S. persons).

As a result, the Company believes that the concurrent private placement of notes should not be integrated with the public offerings of common stock and mandatory preferred stock.

In order to provide all required disclosure about the notes private placement in the Registration Statement while complying with the requirements of Section 5 of the Securities Act, the Company advises the Staff that the prospectuses for the public offerings and all related equity sales force materials will contain no more information relating to the notes private placement than would be permitted to be contained in a press release under Securities Act Rule 135c. In addition, the Company will include the legend required by Rule 135c in such prospectuses. Finally, when contacting equity investors to confirm sales of common stock and/or mandatory convertible preferred stock, salespersons will read a script notifying the equity investors of the concurrent private placement of notes. The Company believes that such an approach will provide equity investors with all material disclosure regarding the private placement of notes while complying with the requirements of Section 5 of the Securities Act of 1933 as it applies to the private placement.

Summary—The Offering—Use of Proceeds, page 7

8.	Briefly indicate, if true, that the proceeds of the concurrent debt offering will be used to retire the notes currently outstanding to AMD and Fujitsu.

Response: In response to the Staff’s comment, the Company has revised the referenced disclosure throughout Amendment No. 4 to explain that the net proceeds from the concurrent notes offering will be used to repay in full any amounts outstanding under the notes issued to AMD and Fujitsu, with any remaining net proceeds being used to pay down portions of other outstanding debt of the Company.

Unaudited Pro Forma Consolidated Financial Data, page 40

9.	We have reviewed your responses to comment 26 of our letter dated June 27, 2005 and comment 6 of our August 26, 2005 letter. We have the following comments:

•	We note that you expect to enter into a further amended and restated distribution agreement with Fujitsu to be effective at the time of the consummation of the public offering. In light of the fact that you do not plan to have a definitive agreement prior to requesting effectiveness, please confirm to us that the pro forma adjustments reflect the provisions of the currently effective amended Fujitsu Distribution Agreement.

•	We note that the termination of the AMD Distribution Agreement will be effective after sales and operations have been fully transitioned to Spansion. It appears that your pro forma adjustments pertaining to the “contemplated” termination of the AMD Distribution Agreement are contingent upon a future occurrence, and as such, do not meet the requirements of pro forma financial information under Article 11 of Regulation S-X. Please tell us when you expect this transition to be completed.

Response: In response to the Staff’s comment, the Company confirms to the Staff that the pro forma adjustments reflect the provisions of the currently effective Fujitsu Distribution Agreement. In addition, the Company confirms to the Staff that, although there are certain parts of the transition of AMD’s sales and operations from AMD to the Company that are still underway, all changes to the AMD distribution relationship that had any impact on the Company’s operating results that would impact the pro forma adjustments presented in the Registration Statement occurred as of April 1, 2005. The outstanding transitional items that are still underway consist of: (1) the transfer from AMD to the Company of AMD customer contracts under which Spansion already provides all product and services except that the contracts remain invoiced under AMD’s name for which we pay AMD a service fee; and (2) the Company’s creation of its own invoice system for current AMD customers and new Spansion customers. Since the Company expects that the fees paid to AMD in association with (1) above will be substantially similar to the costs associated with (2) above, the Company does not expect the remaining transitions to have an impact on the operating results of the Company. As a result, the Company believes that there is no impact on the pro forma adjustments presented in the Registration Statement. The Company expects the transition to be completed within the first half of fiscal year 2006, at which point the AMD Distribution Agreement and the Agency Agreement will be terminated.

10.	We have reviewed your response to comment 7. We note that your revised disclosure states, “the other pro forma adjustments discussed above do not impact the unaudited pro forma balance sheet data.” This disclosure is not consistent with your revised disclosure on page 41 which states, “the agreements that we have reached which resulted in the foregoing adjustments have not resulted in material assets being contributed to us or liabilities assumed by us.” Please revise or advise.

Response: In response to the Staff’s comment, the Company has revised the referenced disclosure to clarify that the “foregoing adjustments” specifically refer to adjustments to the Company’s unaudited pro forma consolidated statement of operations data. The Company confirms to the Staff that these adjustments, however, do not impact the unaudited pro forma balance sheet data.

Management’s Discussion and Analysis. .., page 47

11.	We note your revised disclosure on page 48 which states, “Since AMD’s sales force was transferred to us, we are able to capture additional revenue from sales because we no longer pay AMD a distribution margin.” In your responses to our previous comments, you have disclosed that the AMD Distribution Agreement will remain in effect until sales and operations covered by the AMD Distribution Agreement have been fully transitioned to Spansion. It is our understanding that you are required to pay the distribution margin to AMD until the termination of the agreement is effective. Please revise or advise.

Response: In response to the Staff’s comment, the Company advises the Staff that effective April 1, 2005, the AMD Distribution Agreement was amended by an Agency Agreement pursuant to which AMD appointed the Company as its sales agent to assist AMD in fulfilling AMD’s obligations under the AMD Distribution Agreement and to carry out AMD’s sales, marketing and customer support activities on AMD’s behalf and in AMD’s name with existing and new Flash memory customers. The Agency Agreement also provided for the elimination of the distribution margin payable to AMD. The Company has provided additional disclosure on page 117 of Amendment No. 4 to this effect.

Management, page 95

Executive Compensation, page 102

12.	Please clarify how the summary compensation table reflects the payments mentioned in the last full paragraph added on page 113.

Response: In response to the Staff’s comment, the Company respectfully submits that the referenced payments made by the Company to AMD for seconded employees, including Dr. Cambou and Mr. Eby, were not payments made to the employees themselves, and therefore are not intended to be, and should not be reflected in the summary compensation table.

13.	We note footnote 3 to your “Summary Compensation Table.” Please tell us why you are not required to provide the disclosures called for by Item 402(e) of Regulation S-K.

Response: In response to the Staff’s comment, the Company respectfully submits that disclosure under Item 402(e) of Regulation S-K is not required because the Company made no awards to any of its named executive officers in the last fiscal year under AMD’s long-term incentive plan.

Employment Agreements and Change in Control Agreements, page 105

14.	We note your disclosure that you “expect to enter into change of control agreements with certain of your executive officers.” Please disclose when those agreements will be entered into and, if now known, the material terms of those agreements and the officers that will enter into such agreements. Please disclose whether a change in control would include any of the events that result from the reorganization steps that you describe under the heading “Company Information” on page 6.

Response: In response to the Staff’s comment, the Company has provided the requested disclosure on page 112 of Amendment No. 4. The Company has filed a form of the change of control severance agreement as Exhibit 10.46 to the Registration Statement.

Certain Relationships and Related Party Transactions, page 107 Overview, page 107

15.	We note your revised disclosure in the last paragraph that the AMD Distribution Agreement and the Margin Split Agreement will be terminated “after AMD’s sales and support operations are fully transitioned to us.” Please clarify when this termination will occur and the material terms of this agreement that will affect your operations and operating results that will be in effect from the time of your offering until such time as the AMD Distribution Agreement and the Margin Split Agreement are terminated. If the Margin Split Agreement is material to your operations or operating results, please file it as an exhibit to your registration statement.

Response: In response to the Staff’s comment, the Company supplementally advises the Staff that it believes that the transition of AMD’s sales and support operations will be completed in the first half of fiscal year 2006. The Company respectfully submits that the material terms of the AMD Distribution Agreement are included in the Registration Statement on page 117 of Amendment No. 4. The Company confirms to the Staff that the Margin Split Agreement is not material to the Company’s operations or operating results and in fact no payments have ever been made pursuant to such agreement.

Non-Competition Agreement, page 110

16.	We note your disclosure that AMD and Fujitsu have each agreed not to directly or indirectly engage in a business that competes in the “standalone Flash memory market.” Please expand your disclosure to clarify the scope and effect of the non-competition agreement. For example, please describe in terms that investors who are not familiar with your industry will understand what the “standalone Flash memory market” is and how the parameters of your current business compare in relation to the scope of the non-competition agreement, and the effect of the non-competition agreement on each parties respective business. Include any appropriate risk factor disclosure.

Response: In response to the Staff’s comment, the Company has revised the referenced disclosure on page 119 of Amendment No. 4 to clarify the scope and effect of the non-competition agreement as requested.

17.	We note your disclosure that AMD and Fujitsu are “required to divest” a competing division or operations if you do not purchase them. Please clarify, if true, that AMD and

Fujitsu’s respective obligations in this regard are to take commercially reasonable steps to make such a divestiture.

Response: In response to the Staff’s comment, the Company has revised the referenced disclosure on page 120 of Amendment No. 4 as requested.

18.	We note your disclosure that the term of your non-competition agreement with AMD and Fujitsu will last until, among other events, the dissolution of your company. Please clarify whether “the dissolution” of your company would include any of the events that result from a corporation reorganization, including the reorganization steps that you describe under the heading “Company Information” on page 6 or otherwise. Include any appropriate risk factor disclosure.

Response: In response to the Staff’s comment, the Company has revised the referenced disclosure on page 120 of Amendment No. 4 to clarify that the corporate reorganization of Spansion LLC into Spansion Inc. will not be considered a “dissolution” of the Company that would trigger the running of the time-period of the non-competition provisions under the Non-Competition Agreement.

Fujitsu Manufacturing Services Agreement, page 112

19.	We note that you have agreed with Fujitsu to amend the Fujitsu Manufacturing Services Agreement, and have provided disclosure of significant amended terms thereof. Please tell us your conclusions as to whether the execution of this amendment is directly attributable to your incorporation as standalone entity and if material, whether you have considered this amendment in your pro forma adjustments.

Response: In response to the Staff’s comment, the Company confirms to the Staff that the Amendment to the Fujitsu Manufacturing Services Agreement was not made in connection with the Company’s transition to a standalone entity. In addition, the Company confirms to the Staff that the impact of this amendment on the pro forma adjustments presented in the prospectus would be immaterial. Therefore, the amendment was not included in the pro forma adjustments.

20.	Please briefly explain the purpose of the payment to Fujitsu of the deficiency in the event that actual costs are less than projected costs. Please also indicate whether you are obligated to make purchases under the agreement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 121 of Amendment No. 4 to explain that the referenced provision was a provision negotiated by Fujitsu to protect its labor and overhead commitments made under the agreement from situations where the actual amounts used are materially different from the amounts allocated under the projected orders. The Company has also revised the referenced disclosure to indicate that the Company is not obligated to make purchases under the agreement.

Seconded Employees, page 113

21.	Please disclose the material terms of the agreement made with Fujitsu with respect to the employee pension benefits described in Note 13 to the consolidated financial statements beginning on page F-34.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 123 of Amendment No. 4 to disclose the material terms of the referenced agreement as requested.

Underwriting, page 128

22.	We note your revisions in the first paragraph on page 131 that a prospectus in electronic format may be made available by one or more of the underwriters on a website maintained by a third party vendor or by one or more of the underwriters. Please tell us the identity of the party and the website, describe the material terms of any agreement with a third party and provide us with a copy of any written agreement. Provide us with copies of all information concerning your company or prospectus that has appeared on the website. Also, tell us which underwriters will participate in the electronic distribution, and describe their procedures to us.

Response: In response to the Staff’s comment, the Company respectfully refers the Staff to its June 13, 2005 response to Comment No. 46. The revisions in the first paragraph on page 144 were made solely to more closely conform such disclosure to the Company’s June 13, 2005 response, i.e., that an electronic prospectus may be made available (1) by Citigroup Global Markets Inc. (“Citigroup”) through the i-Deal Prospectus Delivery System, a third party vendor or (2) by Credit Suisse First Boston LLC (together with Citigroup, the “Representatives”) through a password-protected portal on its proprietary website. The Representatives have confirmed that the Company’s June 13, 2005 response to Comment No. 46 remains unchanged and is responsive to this comment 22.

Exhibits

23.	We note your response to comment 9; however, if any of the data in your prospectus is not from a public report, you should file a consent from the source of the data.

Response: In response to the Staff’s comment, the Company advises the Staff that all data that is in the prospectus is from a public report and confirms that it will file a consent from the source of the data if the Company includes any data that is not from a public report.

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I hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (415) 395-8245 or by fax at (415) 395-8095 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Robert W. Phillips

Robert W. Phillips

of LATHAM & WATKINS LLP